Exhibit 99.1

Arbe to Announce Second Quarter 2026 Financial Results

and Hold a Conference Call on August 6, 2026

Tel Aviv, Israel, July 24, 2026 - Arbe Robotics Ltd. (Nasdaq: ARBE) (TASE: ARBE), a global leader in perception radar solutions, today announced that it will hold a conference call to discuss its second quarter 2026 financial results on Thursday, August 6, 2026 at 8:30 a.m. ET. The company will issue its financial results before the US market opens that same day.

Conference Call and Webcast Details

Speakers will include Kobi Marenko, President, Ram Machness, Chief Executive Officer, and Karine Pinto-Flomenboim, Chief Financial Officer.

The call will be webcast live and accessible from a link on Arbe’s Investor Relations website at: https://ir.arberobotics.com. The call may also be accessed via telephone at:

US Toll Free: 1-844-481-3015

Israel: +972 3-374-1008

Internationally: 1-412-317-1880

The Company encourages participants to pre-register for the conference call using the following link: https://dpregister.com/sreg/10210907/1048b9b7c88.

Callers will receive a unique dial-in upon registration, which enables immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

A live webcast of the call can be accessed from the following link: https://event.choruscall.com/mediaframe/webcast.html?webcastid=5uX9T5sU, or from Arbe’s Investor Relations website at: https://ir.arberobotics.com.

An archived webcast of the conference call will also be made available on Arbe’s Investor Relations website at: https://ir.arberobotics.com on the day following the call.

About Arbe

Arbe (Nasdaq: ARBE), a global leader in ultra-high-channel-count radar technology, is redefining radar as a core sensing platform for next-generation mobility and advanced sensing applications. Arbe’s complete radar technology stack includes proprietary automotive-grade RF transmitter and receiver chips, a high-definition radar processing chip, the Phoenix radar system with 2,304 virtual channels, and advanced AI algorithms that transform radar data into a perception-ready layer. By delivering an exceptional level of detail, real-time processing, and scalable system performance, Arbe enables OEMs, Tier-1s, and technology partners to build more capable perception systems for passenger vehicles, robotaxis, heavy machinery, defense, and additional advanced sensing markets.

Headquartered in Tel Aviv, Israel, the company also operates offices in the United States, Germany, and China. For more information, visit https://arberobotics.com/

Cautionary Note Regarding Forward-Looking Statements

This press release contains, and the conference call described in this press release will contain, “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These risks and uncertainties include the possible delisting of the Company’s ordinary shares from Nasdaq in the even the bid price per share of the Company’s ordinary shares remains below $1.00, the effect on the Israeli economy generally and on the Company’s business resulting from the terrorism and the hostilities in Israel, including the continuing hostilities with Iran, Hezbollah and Hamas and any intensification of hostilities, and the effect of the call-up of a significant portion of its working population, including the Company’s employees, the ability of the Company to develop the business described in recently announced agreements; and the risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the Securities and Exchange Commission (the “SEC”) on March 27, 2026, as well as other documents filed by the Company with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation. Information contained on, or that can be accessed through, the Company’s website or any other website or any social media is expressly not incorporated by reference into and is not a part of this press release.

Investor Relations:

Ehud Helft

EK Global Investor Relations

arbe@ekgir.com

+1 212 378 8040